United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2019

Commission File Number: 1-16269

AMÉRICA MÓVIL, S.A.B. DE C.V.

(Exact Name of the Registrant as Specified in the Charter)

America Mobile

(Translation of Registrant’s Name into English)

Lago Zurich 245

Plaza Carso / Edificio Telcel, Piso 16

Colonia Ampliación Granada, Miguel Hidalgo

11529 Mexico City, Mexico

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This Report on Form 6-K shall be incorporated by reference into the Registrant’s

Registration Statement on Form F-3ASR (File No. 333-227649).

We have prepared this report to provide our investors with disclosure and financial information regarding recent developments in our business and results of operations for the three months ended March 31, 2019.

The information in this report supplements information contained in our annual report on Form 20-F for the year ended December 31, 2018 (File No. 001-16269), filed with the U.S. Securities and Exchange Commission on April 11, 2019 (our “2018 Form 20-F”).

-i-

FORWARD-LOOKING STATEMENTS

Some of the information contained or incorporated by reference in this report may constitute “forward-looking statements” within the meaning of the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. Although we have based these forward-looking statements on our expectations and projections about future events, it is possible that actual events may differ materially from our expectations. In many cases, we include, together with the forward-looking statements themselves, a discussion of factors that may cause actual events to differ from our forward-looking statements.

Examples of forward-looking statements include the following:

•	projections of our commercial, operating or financial performance, our financing, our capital structure or our other financial items or ratios;

•	statements of our plans, objectives or goals, including those relating to acquisitions, competition and rates;

•	statements concerning regulation or regulatory developments;

•	statements about our future economic performance or that of Mexico or other countries in which we operate;

•	competitive developments in the telecommunications sector;

•	other factors and trends affecting the telecommunications industry generally and our financial condition in particular; and

•	statements of assumptions underlying the foregoing statements.

We use words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should” and other similar expressions to identify forward-looking statements, but they are not the only way we identify such statements.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, some of which are discussed under “Risk Factors” in our 2018 Form 20-F, include economic and political conditions and government policies in Mexico, Brazil, Colombia, Europe and elsewhere, inflation rates, exchange rates, regulatory developments, technological improvements, customer demand and competition. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. You should evaluate any statements made by us in light of these important factors.

Forward-looking statements speak only as of the date they are made. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

AMÉRICA MÓVIL

We provide telecommunications services in 25 countries. We are a leading telecommunications services provider in Latin America, ranking first in wireless, fixed-line, broadband and Pay TV services based on the number of revenue generating units (“RGUs”). Our largest operations are in Mexico and Brazil, which together account for over half of our total RGUs and where we have the largest market share based on RGUs. We also have operations in 16 other countries in the Americas and seven countries in Central and Eastern Europe as of March 31, 2019. As of March 31, 2019, we had 277.4 million wireless subscribers and 84.5 million fixed RGUs.

The following table sets forth the number of our wireless subscribers and our fixed RGUs, which together make up our total RGUs, in the countries where we operate. Wireless subscribers consist of the number of prepaid and postpaid subscribers to our wireless services. Fixed RGUs consist of fixed voice, fixed data and Pay TV units (which include customers of our Pay TV services and, separately, of certain other digital services). The table includes total subscribers and fixed RGUs of all of our consolidated subsidiaries, without adjustment where our equity interest is less than 100%, for the reportable segments that we use in our consolidated financial statements.

	As of March 31, 2019 (in thousands)	As of December 31, 2018 (in thousands)	Percent Variance	As of March 31, 2018 (in thousands)	Percent Variance
Wireless subscribers:
Mexico Wireless	75,611	75,448	0.2	73,984	2.2
Brazil	56,383	56,416	(0.1)	58,809	(4.1)
Colombia	29,887	29,681	0.7	29,401	1.7
Southern Cone(1)	31,090	30,971	0.4	31,197	(0.3)
Andean Region(2)	20,126	20,344	(1.1)	20,508	(1.9)
Central America(3)	15,841	14,364	10.3	16,101	(1.6)
Caribbean(4)	5,980	5,887	1.6	5,700	4.9
United States	21,599	21,688	(0.4)	22,761	(5.1)
Europe(5)	20,908	21,000	(0.4)	20,640	1.3

Total wireless subscribers	277,425	275,798	0.6	279,102	(0.6)
Fixed RGUs:
Mexico Fixed	22,350	22,337	0.1	21,988	1.6
Brazil	34,993	35,285	(0.8)	35,861	(2.4)
Colombia	7,320	7,171	2.1	6,840	7.0
Southern Cone(1)	2,274	2,199	3.4	2,037	11.6
Andean Region(2)	1,894	1,856	2.1	1,775	6.7
Central America(3)	6,867	6,465	6.2	5,919	16.0
Caribbean(4)	2,545	2,546	—	2,656	(4.2)
Europe(5)	6,248	6,261	(0.2)	6,035	3.5

Total Fixed RGUs	84,492	84,120	0.4	83,111	1.7

Total RGUs	361,917	359,919	0.6	362,213	(0.1)

(1)	Argentina, Chile, Paraguay and Uruguay.
(2)	Ecuador and Peru.
(3)	Costa Rica, El Salvador, Guatemala, Honduras, Nicaragua and Panama.
(4)	Dominican Republic and Puerto Rico.
(5)	Austria, Belarus, Bulgaria, Croatia, Macedonia, Serbia and Slovenia.

OPERATING AND FINANCIAL REVIEW – FIRST QUARTER 2019

The following is a summary and discussion of our unaudited condensed consolidated financial information as of and for the three months ended March 31, 2019 and 2018. The following tables and discussion should be read in conjunction with our audited consolidated financial statements included in our 2018 Form 20-F.

In the opinion of our management, the unaudited condensed consolidated financial information discussed below includes all adjustments, consisting only of normal and recurring adjustments, necessary for the fair presentation of this financial information in a manner consistent with the presentation under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board made in our audited annual consolidated financial statements included in our 2018 Form 20-F.

References herein to “U.S.$” are to U.S. dollars. References herein to “Ps.” are to Mexican pesos. U.S. dollar amounts in the tables are presented solely for convenience. You should not construe these translations, or any other currency translations included herein, as representations that the Mexican peso amounts actually represent the U.S. dollar or other foreign currency amounts or could be converted into U.S. dollars or such other foreign currency at the rate indicated. Unless otherwise indicated, we have translated U.S. dollar amounts from Mexican pesos at the exchange rate of Ps.19.3201 to U.S.$1.00, which was the rate on March 29, 2019, as reported by Banco de México and published in the Official Gazette of the Federation (Diario Oficial de la Federación).

Condensed Consolidated Financial Data of América Móvil

	For the three months ended March 31,
	2018		2019
	(in thousands of Mexican pesos)				(in millions of U.S. dollars)
	(unaudited)		(unaudited)		(unaudited)
Income Statement Data
Operating revenues:
Revenues services	Ps.	215,871,787	Ps.	207,800,480	U.S.$	10,756
Sales of equipment		37,669,237		37,852,155		1,959

Total operating revenues		253,541,024		245,652,635		12,715
Operating costs and expenses:
Cost of sales and services		121,594,918		114,510,844		5,927
Commercial, administrative and general expenses		57,855,262		54,676,728		2,830
Other expenses		2,082,987		1,417,019		73
Depreciation and amortization		41,412,494		39,661,670		2,053

Total operating costs and expenses		222,945,661		210,266,261		10,883
Operating income		30,595,363		35,386,374		1,832
Net interest expense		(7,570,363)		(8,764,215)		(454)
Foreign currency exchange gain, net		22,903,239		8,250,171		427
Valuation of derivatives, interest cost from labor obligations and other financial items, net		(14,419,675)		(674,142)		(35)
Equity interest in net result of associated companies		13,596		15,499		1

Profit before income tax		31,522,160		34,213,687		1,771
Income tax		12,604,745		14,005,696		725

Net profit for the period		18,917,415		20,207,991		1,046

Net profit for the period attributable to:
Equity holders of the parent		18,765,516		19,443,415		1,006
Non-controlling interests		151,899		764,576		40

	Ps.	18,917,415	Ps.	20,207,991	U.S.$	1,046

	As of December 31, 2018		As of March 31, 2019
	(in thousands of Mexican pesos)				(in millions of U.S. dollars)
	(audited)		(unaudited)		(unaudited)
Balance Sheet Data
Total current assets	Ps.	349,055,524	Ps.	358,479,914	U.S.$	18,554
Total non-current assets		1,080,167,868		1,184,263,458		61,297

Total assets		1,429,223,392		1,542,743,372		79,851

Total current liabilities		467,090,889		533,472,508		27,614
Long-term debt		542,691,819		492,917,419		25,513
Long-term lease debt		—		89,860,929		4,651
Deferred income taxes		24,573,441		25,865,203		1,339
Income tax		7,891,042		5,081,038		263
Deferred revenues		3,239,301		3,032,465		157
Derivative financial instruments		3,567,863		3,427,847		177
Asset retirement obligations		15,971,601		15,955,864		826
Employee benefits		118,325,014		115,358,254		5,971

Total liabilities		1,183,350,970		1,284,971,527		66,511
Equity:
Capital stock		96,338,378		96,338,332		4,986
Retained earnings:
Prior periods		184,689,288		237,085,337		12,271
Profit for the period		52,566,197		19,443,415		1,006

Total retained earnings		237,255,485		256,528,752		13,277
Other comprehensive income items		(137,598,218)		(145,143,870)		(7,513)

Equity attributable to equity holders of the parent		195,995,645		207,723,214		10,750
Non-controlling interests		49,876,777		50,048,631		2,590

Total equity		245,872,422		257,771,845		13,340

Total liabilities and equity	Ps.	1,429,223,392	Ps.	1,542,743,372	U.S.$	79,851

Consolidated Results of Operations for the Three Months Ended March 31, 2019 and 2018

Our financial statements are presented in Mexican pesos, but our operations outside of Mexico account for a significant portion of our revenues and expenses. Currency variations between the Mexican peso and the currencies of our non-Mexican subsidiaries affect our results of operations as reported in Mexican pesos.

We adopted IFRS 16 Leases as of January 1, 2019. The principal effect of adopting IFRS 16 on our consolidated statement of financial position was to increase lease debt and right of use assets by similar amounts. In our condensed consolidated statement of comprehensive income, the adoption of IFRS 16 resulted in lower operating costs and higher depreciation and interest expense, with a limited effect on net profit. We have not restated prior periods to give effect to IFRS 16 because we elected the modified retrospective approach in our adoption of this new standard, so the comparison of our results of operations for the first quarter of 2019 and 2018 is affected by the adoption of IFRS 16. The tables below set forth the effects of IFRS 16 on our income statement and balance sheet data presented above in this Form 6-K.

	For the three months ended March 31, 2019
	(in millions of Mexican pesos)
	Before impact of IFRS 16		Impact of IFRS 16		As reported
Operating revenues	Ps.	245,653	Ps.	—	Ps.	245,653
Total costs and expenses		177,665		(7,060)		170,605
Depreciation and amortization		33,801		5,861		39,662

Operating income		34,187		1,199		35,386
Net interest expense		(6,701)		(2,063)		(8,764)
Foreign currency exchange gain, net		8,250		—		8,250
Valuation of derivatives, interest cost from labor obligations and other financial items, net		(674)		—		(674)
Equity interest in net result of associated companies		16		—		16

Profit before income tax		35,078		(864)		34,214
Income tax		14,088		(82)		14,006

Net profit for the period		20,990		(782)		20,208

Net profit for the period attributable to:
Equity holders of the parent	Ps.	20,225	Ps.	(782)	Ps.	19,443
Non-controlling interests		765		—		765

	Ps.	20,990	Ps.	(782)	Ps.	20,208

	As of March 31, 2019
	(in millions of Mexican pesos)
	Before impact of IFRS 16		Impact of IFRS 16		As reported
Total current assets	Ps.	358,480	Ps.	—	Ps.	358,480
Total non-current assets		1,068,721		115,542		1,184,263

Total assets		1,427,201		115,542		1,542,743

Total current liabilities		507,010		26,463		533,473

Long-term debt		492,917		—		492,917
Long-term lease debt		—		89,861		89,861
Other liabilities		168,720		—		168,720

Total liabilities		1,168,647		116,324		1,284,971

Total equity	Ps.	258,554	Ps.	(782)	Ps.	257,772

Total liabilities and equity	Ps.	1,427,201	Ps.	115,542	Ps.	1,542,743

In the following discussion regarding our operating revenues and operating costs and expenses, we also include a discussion of the change in the different components of our revenues and cost and expenses between periods at constant exchange rates (i.e., using the same exchange rate to translate the local-currency results of our non-Mexican operations for both periods). We believe that this additional information helps investors better understand the performance of our non-Mexican operations and their contribution to our consolidated results.

Operating Revenues

Total operating revenues for the first three months of 2019 decreased by 3.1%, or Ps.7.9 billion, over the first three months of 2018, reflecting the depreciation of most of our operating currencies against the Mexican peso. At constant exchange rates, total operating revenues for the first three months of 2019 increased by 3.0% over the first three months of 2018.

Revenues Services—Revenues services for the first three months of 2019 decreased by 3.7%, or Ps.8.1 billion, over the first three months of 2018. At constant exchange rates, revenues services for the first three months of 2019 increased by 2.5% over the first three months of 2018. This increase principally reflects increases in revenues from broadband and postpaid wireless services, which was partially offset by a decrease in Pay TV revenues.

Sales of Equipment—Sales of equipment for the first three months of 2019 increased by 0.5%, or Ps.0.2 billion, over the first three months of 2018. At constant exchange rates, sales of equipment for the first three months of 2019 increased by 5.5% over the first three months of 2018. The increase principally reflects higher sales of data-enabled devices and accessories and an increase in handset financing plans.

Operating Costs and Expenses

Cost of sales—Cost of sales for the first three months of 2019 decreased by 1.5%, or Ps.0.6 billion, over the first three months of 2018. At constant exchange rates, cost of sales for the first three months of 2019 increased by 1.8% over the first three months of 2018. This increase principally reflects increased sales of higher-end smartphones and an increase in handset financing plans.

Cost of services—Cost of services for the first three months of 2019 decreased by 7.9%, or Ps.6.5 billion, over the first three months of 2018. At constant exchange rates, cost of services for the first three months of 2019 decreased by 3.1% over the first three months of 2018. This decrease principally reflects the impact of our adoption of IFRS 16.

Commercial, Administrative and General Expenses—Commercial, administrative and general expenses for the first three months of 2019 decreased by 5.5%, or Ps.3.2 billion, over the first three months of 2018. At constant exchange rates, commercial, administrative and general expenses for the first three months of 2019 increased by 0.9% over the first three months of 2018. This increase principally reflects higher personnel costs and activation fees, which was partially offset by a reduction in lease expense.

Other Expenses—Other expenses for the first three months of 2019 decreased by 32.0%, or Ps.0.7 billion, over the first three months of 2018. This decrease principally reflects insurance expenses and asset retirements caused by Hurricane Maria in Puerto Rico in 2018.

Depreciation and amortization—Depreciation and amortization for the first three months of 2019 decreased by 4.2%, or Ps.1.8 billion, over the first three months of 2018. Absent the effect of our adoption of IFRS 16, depreciation and amortization would have decreased by 18.4%. As a percentage of operating revenues, depreciation and amortization for the first three months of 2019 was 16.1%, as compared to 16.3% for the first three months of 2018. This decrease principally reflects adjustments in 2018 to the useful lives of assets in Brazil, which was partially offset by our adoption of IFRS 16.

Operating Income

Operating income for the first three months of 2019 increased by 15.7%, or Ps.4.8 billion, over the first three months of 2018. Operating margin (operating income as a percentage of operating revenues) for the first three months of 2019 was 14.4%, as compared to 12.1% for the first three months of 2018.

Non-Operating Items

Net Interest Expense—Net interest expense (interest expense less interest income) for the first three months of 2019 increased by 15.8%, or Ps.1.2 billion, over the first three months of 2018. This increase principally reflects our adoption of IFRS 16.

Foreign Currency Exchange Gain, Net—We recorded a net exchange gain of Ps.8.3 billion for the first three months of 2019, compared to a net exchange gain of Ps.22.9 billion for the first three months of 2018. The gain principally reflects the depreciation of some of the currencies in which our indebtedness is denominated against our functional currency.

Valuation of Derivatives, Interest Cost from Labor Obligations and Other Financial Items, Net—The net change in valuation of derivatives and other financial items represented a charge of Ps.0.7 billion for the first three months of 2019, compared to a charge of Ps.14.4 billion for the first three months of 2018. The charge principally reflects the interest cost of labor obligations, which was partially offset by a gain in the fair value of our derivative financial instruments, driven by the reduction in U.S. long-term interest rates and the appreciation of the Pound Sterling against the U.S. dollar.

Income Tax—Our income tax expenses for the first three months of 2019 increased by 11.1% over the first three months of 2018. This increase principally reflects higher profit before income tax due to higher operating income, lower foreign exchange gain and lower valuation of derivatives in 2019 compared to 2018. Our effective corporate income tax rate as a percentage of profit before income tax was 40.9% for the first three months of 2019, as compared to 40.0% for the first three months of 2018. This rate differed from the Mexican statutory rate of 30% principally because of taxable inflationary effects, employee benefits and non-taxable items.

Net Profit

We recorded net profit of Ps.20.2 billion for the first three months of 2019, an increase of 6.8%, or Ps.1.3 billion over the first three months of 2018.

Segment Results of Operations for the Three Months Ended March 31, 2018 and 2019

The following table sets forth the exchange rates used to translate the results of our significant non-Mexican operations, as expressed in Mexican pesos per foreign currency unit, and the change from the rate used in the prior period indicated. The U.S. dollar is our functional currency in several of the countries or territories in which we operate in addition to the United States, including Ecuador, Puerto Rico, Panama and El Salvador.

	Mexican pesos per foreign currency unit (average for the period) for the three months ended March 31,
	2018	2019	% Change
Brazilian real	5.7812	5.0983	(11.8)
Colombian peso	0.0066	0.0061	(6.7)
Argentine peso	0.9536	0.4936	(48.2)
U.S. dollar	18.7629	19.2202	2.4
Euro	23.0664	21.8218	(5.4)

The tables below set forth operating revenues and operating income for each of our segments for the periods indicated.

	For the Three Months ended March 31, 2018
	Operating revenues		Operating income
	(in millions of Mexican Pesos) (unaudited)
Mexico Wireless	Ps.	50,326	Ps.	12,445
Mexico Fixed		23,532		2,251
Brazil		52,071		4,590
Colombia		18,527		3,544
Southern Cone		19,985		2,957
Andean Region		13,695		1,286
Central America		11,079		1,392
United States		37,606		806
Caribbean		8,980		1,107
Europe		24,750		74
Eliminations		(7,010)		143

Total	Ps.	253,541	Ps.	30,595

	For the Three Months ended March 31, 2019
	Operating revenues		Operating income
	(in millions of Mexican Pesos) (unaudited)
Mexico Wireless	Ps.	53,390	Ps.	15,344
Mexico Fixed		22,682		980
Brazil		46,605		7,426
Colombia		18,042		3,556
Southern Cone		21,482		423
Andean Region		13,605		1,868
Central America		11,450		1,425
United States		38,297		53
Caribbean		8,886		1,542
Europe		23,775		1,841
Eliminations		(12,561)		928

Total	Ps.	245,653	Ps.	35,386

The following discussion addresses the financial performance of each of our reportable segments by comparing results for the first three months of 2019 and 2018. In the period-to-period comparisons for each segment, we include percentage changes in operating revenues, operating income and operating margin (operating income as a percentage of operating revenues). Comparisons in the following discussion are calculated using figures in Mexican pesos. We also include percentage changes in adjusted segment operating revenues, adjusted segment operating income and adjusted operating margin (adjusted operating income as a percentage of adjusted operating revenues). The adjustments eliminate (i) certain intersegment transactions, (ii) for our non-Mexican segments, the effects of exchange rate changes and (iii) for the Mexican Wireless segment only, revenues and costs of group corporate activities and other businesses that are allocated to the Mexico Wireless segment.

Mexico Wireless

The number of net prepaid wireless subscribers for the first three months of 2019 increased by 1.4% over the first three months of 2018, and the number of net postpaid wireless subscribers increased by 5.9%, resulting in an increase in the total number of wireless subscribers in Mexico of 2.2%, or 1.6 million, to approximately 75.6 million as of March 31, 2019.

Mexico Wireless segment operating revenues for the first three months of 2019 increased by 6.1% over the first three months of 2018. Adjusted segment operating revenues increased by 5.9% over the first three months of 2018. This increase in segment operating revenues principally reflects an increase in postpaid wireless revenues and an increase in revenues from service plans offering higher data capacity, coverage and quality.

Mexico Wireless segment operating income for the first three months of 2019 increased by 23.3% over the first three months of 2018. Adjusted segment operating income increased by 22.8% over the first three months of 2018.

Mexican Wireless segment operating margin was 28.7% for the first three months of 2019, as compared to 24.7% for the first three months of 2018. Adjusted segment operating margin was 35.3% for the first three months of 2019, as compared to 30.5% for the first three months of 2018. This increase principally reflects increased equipment sales, a reduction in advertising costs and our cost-savings program.

Mexico Fixed

The number of fixed voice RGUs in Mexico for the first three months of 2019 increased by 0.4% over the first three months of 2018, and the number of broadband RGUs in Mexico increased by 3.3%, resulting in an increase in total fixed RGUs in Mexico of 1.6%, or 362 thousand, to approximately 22.3 million as of March 31, 2019.

Segment operating revenues for the first three months of 2019 decreased by 3.6% over the first three months of 2018. Adjusted segment operating revenues decreased by 6.2% over the first three months of 2018. This decrease in segment operating revenues principally reflects a decrease in fixed voice revenues and equipment sales, which was partially offset by an increase in revenues from broadband and corporate network services.

Segment operating income for the first three months of 2019 decreased by 56.4% over the first three months of 2018. Adjusted segment operating income decreased by 140.8% over the first three months of 2018.

Segment operating margin was 4.3% for the first three months of 2019, as compared to 9.6% for the first three months of 2018. Adjusted segment operating margin was (2.5)% for the first three months of 2019, as compared to 5.6% for the first three months of 2018. This decrease principally reflects increases in personnel costs, energy costs and project development expenditures, as well as the payment of a fine to the telecommunications regulator and the adverse resolution of a dispute with another operator.

Brazil

The number of prepaid wireless subscribers for the first three months of 2019 decreased by 15.0% over the first three months of 2018, and the number of postpaid wireless subscribers increased by 15.1%, resulting in a decrease in the total number of wireless subscribers in Brazil of 4.1%, or 2.4 million, to approximately 56.4 million as of March 31, 2019. The number of fixed voice RGUs for the first three months of 2019 decreased by 5.3% over the first three months of 2018, the number of broadband RGUs increased by 3.9%, and the number of Pay TV RGUs decreased by 4.0%, resulting in a decrease in total fixed RGUs in Brazil of 2.4%, or 868 thousand, to approximately 35.0 million as of March 31, 2019.

Segment operating revenues for the first three months of 2019 decreased by 10.5% over the first three months of 2018. Adjusted segment operating revenues increased by 1.3% over the first three months of 2018. This increase in segment operating revenues primarily reflects higher postpaid wireless and broadband revenues, which was partially offset by a decrease in Pay TV revenues.

Segment operating income for the first three months of 2019 increased by 61.8% over the first three months of 2018. Adjusted segment operating income increased by 91.4% over the first three months of 2018.

Segment operating margin was 15.9% for the first three months of 2019, as compared to 8.8% for the first three months of 2018. Adjusted segment operating margin was 15.2% for the first three months of 2019, as compared to 8.1% for the first three months of 2018. This increase principally reflects a reduction in costs related to interconnection rates, a decrease in handset subsidies and our cost-savings program, which was partially offset by an increase in energy costs.

Colombia

The number of prepaid wireless subscribers for the first three months of 2019 increased by 0.8% over the first three months of 2018, and the number of postpaid wireless subscribers increased by 4.7%, resulting in an increase in the total number of wireless subscribers in Colombia of 1.7%, or 486 thousand, to approximately 29.9 million as of March 31, 2019. The number of fixed voice RGUs for the first three months of 2019 increased by 10.1% over the first three months of 2018, the number of broadband RGUs increased by 7.2% and the number of Pay TV RGUs increased by 4.2%, resulting in an increase in total fixed RGUs in Colombia of 7.0%, or 480 thousand, to approximately 7.3 million as of March 31, 2019.

Segment operating revenues for the first three months of 2019 decreased by 2.6% over the first three months of 2018. Adjusted segment operating revenues increased by 4.3% over the first three months of 2018. This increase in segment operating revenues principally reflects an increase in broadband and corporate network services and higher sales of postpaid bundled packages.

Segment operating income for the first three months of 2019 increased by 0.3% over the first three months of 2018. Adjusted segment operating income increased by 9.3% over the first three months of 2018.

Segment operating margin was 19.7% for the first three months of 2019, as compared to 19.1% for the first three months of 2018. Adjusted segment operating margin was 24.6% for the first three months of 2019, as compared to 23.5% for the first three months of 2018. This increase principally reflects our cost-savings program, particularly in technical areas.

Southern Cone—Argentina, Chile, Paraguay and Uruguay

The number of prepaid wireless subscribers for the first three months of 2019 decreased by 1.7% over the first three months of 2018, and the number of postpaid wireless subscribers increased by 2.2%, resulting in a decrease in the total number of wireless subscribers in our Southern Cone segment of 0.3%, or 107 thousand, to approximately 31.1 million as of March 31, 2019. The number of fixed voice RGUs for the first three months of 2019 increased by 10.8% over the first three months of 2018, the number of broadband RGUs increased by 17.9%, and the number of Pay TV RGUs increased by 7.7%, resulting in an increase in total fixed RGUs in our Southern Cone segment of 11.6%, or 237 thousand, to approximately 2.3 million as of March 31, 2019.

Southern Cone segment operating revenues for the first three months of 2019 increased by 7.5% over the first three months of 2018. Adjusted segment operating revenues increased by 25.6% over the first three months of 2018. This increase in segment operating revenues principally reflects increased postpaid wireless revenues, driven by higher data usage, and increased Pay TV revenues in Argentina, Paraguay and Uruguay and increased sales of equipment in Chile.

Southern Cone segment operating income for the first three months of 2019 decreased by 85.7% over the first three months of 2018. Adjusted segment operating income increased by 62.2% over the first three months of 2018.

Southern Cone segment operating margin was 2.0% for the first three months of 2019, as compared to 14.8% for the first three months of 2018. Adjusted segment operating margin was 21.0% for the first three months of 2019, as compared to 16.3% for the first three months of 2018. This increase principally reflects our cost-savings programs and supplier negotiations in Argentina, Uruguay and Paraguay and a reduction in subscriber acquisition costs and activation fees in Chile.

Andean Region—Ecuador and Peru

The number of prepaid wireless subscribers for the first three months of 2019 decreased by 2.5% over the first three months of 2018, and the number of postpaid wireless subscribers decreased by 0.5%, resulting in a decrease in the total number of wireless subscribers in our Andean Region segment of 1.9%, or 381 thousand, to approximately 20.1 million as of March 31, 2019. The number of fixed voice RGUs for the first three months of 2019 increased by 4.6% over the first three months of 2018, the number of broadband RGUs increased by 14.2%, and the number of Pay TV RGUs decreased by 2.8%, resulting in an increase in total fixed RGUs in our Andean Region segment of 6.7%, or 119 thousand, to approximately 1.9 million as of March 31, 2019.

Segment operating revenues for the first three months of 2019 decreased by 0.7% over the first three months of 2018. Adjusted segment operating revenues decreased by 1.6% over the first three months of 2018. This decrease in segment operating revenues principally reflects lower prepaid wireless and service revenues, driven by a reduction in termination rates and an aggressive competitive environment in Peru, which was partially offset by higher equipment sales in Ecuador.

Segment operating income for the first three months of 2019 increased by 45.2% over the first three months of 2018. Adjusted segment operating income increased by 4.7% over the first three months of 2018.

Segment operating margin was 13.7% for the first three months of 2019, as compared to 9.4% for the first three months of 2018. Adjusted segment operating margin was 16.4% for the first three months of 2019, as compared to 15.4% for the first three months of 2018. This increase principally reflects our cost-savings program in Ecuador, which was partially offset by an aggressive competitive environment in Peru.

Central America—Guatemala, El Salvador, Honduras, Nicaragua, Panama and Costa Rica

The number of prepaid wireless subscribers for the first three months of 2019 decreased by 2.6% over the first three months of 2018, and the number of postpaid wireless subscribers increased by 3.9%, resulting in a decrease in the total number of wireless subscribers in our Central America segment of 1.6%, or 260 thousand, to approximately 15.8 million as of March 31, 2019. The number of fixed voice RGUs for the first three months of 2019 increased by 18.4% over the first three months of 2018, the number of broadband RGUs increased by 19.3%, and the number of Pay TV RGUs increased by 3.4%, resulting in an increase in total fixed RGUs in our Central America segment of 16.0%, or 948 thousand, to approximately 6.9 million as of March 31, 2019.

We began consolidating the operations of Telefónica Guatemala on February 1, 2019.

Segment operating revenues for the first three months of 2019 increased by 3.3% over the first three months of 2018. Adjusted segment operating revenues decreased by 4.6% over the first three months of 2018. This decrease in segment operating revenues principally reflects lower postpaid wireless and fixed voice revenues and country conditions, which was partially offset by revenue growth in prepaid wireless and Pay TV revenues.

Segment operating income for the first three months of 2019 increased by 2.4% over the first three months of 2018. Adjusted segment operating income increased by 18.7% over the first three months of 2018.

Segment operating margin was 12.4% for the first three months of 2019, as compared to 12.6% for the first three months of 2018. Adjusted segment operating margin was 14.7% for the first three months of 2019, as compared to 11.8% for the first three months of 2018. This increase principally reflects lower subscriber acquisition costs, driven by a decrease in handset subsidies and activation fees.

Caribbean—Dominican Republic and Puerto Rico

The number of prepaid wireless subscribers for the first three months of 2019 increased by 5.4% over the first three months of 2018, and the number of postpaid wireless subscribers increased by 3.9%, resulting in an increase in the total number of wireless subscribers in our Caribbean segment of 4.9%, or 279 thousand, to approximately 6.0 million as of March 31, 2019. The number of fixed voice RGUs for the first three months of 2019 decreased by 6.7% over the first three months of 2018, the number of broadband RGUs decreased by 4.1%, and the number of Pay TV RGUs increased by 4.1%, resulting in a decrease in total fixed RGUs in our Caribbean segment of 4.2%, or 111 thousand, to approximately 2.5 million as of March 31, 2019.

Segment operating revenues for the first three months of 2019 decreased by 1.0% over the first three months of 2018. Adjusted segment operating revenues decreased by 5.5% over the first three months of 2018. This decrease in segment operating revenues principally reflects lower fixed data and voice revenues, particularly in areas still affected by Hurricane Maria, and project development expenditures.

Segment operating income for the first three months of 2019 increased by 39.3% over the first three months of 2018. Adjusted segment operating income increased by 18.3% over the first three months of 2018.

Segment operating margin was 17.3% for the first three months of 2019, as compared to 12.3% for the first three months of 2018. Adjusted segment operating margin was 15.8% for the first three months of 2019, as compared to 12.7% for the first three months of 2018. This increase principally reflects lower costs of sales and services and our cost-savings program.

United States

The number of prepaid wireless subscribers for the first three months of 2019 decreased by 5.1%, or approximately 1.2 million, to approximately 21.6 million total wireless subscribers in the United States as of March 31, 2019. This decrease principally reflects the termination of the Safelink program.

United States segment operating revenues for the first three months of 2019 increased by 1.8% over the first three months of 2018. Adjusted segment operating revenues decreased by 0.6% over the first three months of 2018. This decrease in segment operating revenues principally reflects lower sales of equipment, driven in part by lower U.S. federal tax refunds in 2019.

United States segment operating income for the first three months of 2019 decreased by 93.5% over the first three months of 2018. Adjusted segment operating income decreased by 20.9% over the first three months of 2018.

United States segment operating margin was 0.1% for the first three months of 2019, as compared to 2.1% for the first three months of 2018. Adjusted segment operating margin was 5.3% for the first three months of 2019, as compared to 6.6% for the first three months of 2018. This decrease principally reflects an increase in costs associated with payments to other operators, advertising costs and activation fees.

Europe

The number of prepaid wireless subscribers for the first three months of 2019 decreased by 5.9% over the first three months of 2018, and the number of postpaid wireless subscribers increased by 3.6%, resulting in an increase in the total number of wireless subscribers in our Europe segment of 1.3%, or approximately 267 thousand, to approximately 20.9 million as of March 31, 2019. The number of fixed voice RGUs for the first three months of 2019 decreased by 2.3% over the first three months of 2018, the number of broadband RGUs increased by 2.0% and the number of Pay TV RGUs increased by 14.7%, resulting in an increase in total fixed RGUs in our Europe segment of 3.5%, or 213 thousand, to approximately 6.2 million as of March 31, 2019.

Segment operating revenues for the first three months of 2019 decreased by 3.9% over the first three months of 2018. Adjusted segment operating revenues for the first three months of 2019 increased by 1.5% over the first three months of 2018. This increase in segment operating revenues principally reflects higher service and fixed data and voice revenues, which was partially offset by lower equipment sales. We analyze segment results in euros because it is the functional currency in our operations in Europe.

Segment operating income for the first three months of 2019 increased by 2381.1% over the first three months of 2018. Adjusted segment operating income for the first three months of 2019 increased by 1279.7% over the first three months of 2018.

Segment operating margin was 7.7% for the first three months of 2019, as compared to 0.3% for the first three months of 2018. Adjusted segment operating margin was 12.9% for the first three months of 2019, as compared to 5.8% for the first three months of 2018. This increase in segment operating margin for the first three months of 2019 principally reflects lower charges for amortization of brands, which was partially offset by higher personnel costs due to restructuring charges.

Liquidity and Capital Resources

As of March 31, 2019, we had net debt (total debt minus cash and cash equivalents and equity investments at fair value through other comprehensive income and other short-term investments) of Ps.586.5 billion, compared to Ps.568.2 billion as of December 31, 2018. Net debt excludes Ps.116.3 billion of lease debt that was included as a result of our adoption of IFRS 16. As of March 31, 2019, cash and cash equivalents and equity investments at fair value through other comprehensive income and other short-term investments amounted to Ps.67.8 billion, compared to Ps.70.7 billion as of December 31, 2018.

Our total indebtedness, excluding lease debt, as of March 31, 2019, was Ps.654.3 billion, of which Ps.161.4 billion was short-term debt (including the current portion of long-term debt). Without considering the effect of hedging instruments used to manage our interest rate and foreign exchange exposures, approximately Ps.194.6 billion, or 29.7%, of our total indebtedness as of March 31, 2019, was denominated in U.S. dollars.

The maturities of our long-term debt as of March 31, 2019, excluding lease debt, were as follows:

Years	Amount
	(in millions of Mexican pesos)
2020	Ps.	69,604
2021		52,554
2022		96,256
2023 and thereafter		274,503

Total	Ps.	492,917

We regularly assess our interest rate and currency exchange exposures in order to determine how to manage the risk associated with these exposures. As of March 31, 2019, the net fair value of our derivatives and other financial items was a net liability of Ps.6.7 billion.

During the first three months of 2019, we used approximately Ps.27.9 billion to fund capital expenditures, which was primarily funded by our operating activities. We have also continued to repurchase shares of our capital stock under our share repurchase program: during the first three months of 2019, we spent Ps.0.02 billion repurchasing our shares in the open market. Whether we continue to do so will depend on our operating cash flow and on various other considerations, including market prices and our other capital requirements.

RECENT DEVELOPMENTS

The information presented below concerns recent developments since the original filing of our 2018 Form 20-F on April 11, 2019, through the date of this report on Form 6-K.

On April 29, 2019, the Salvadoran antitrust authority (Superintendencia de Competencia or “SC”) notified us that our request made on March 5th for the authorization to purchase Telefonica’s Operations in El Salvador could not be admitted for analysis of its merits by the SC due to an alleged failure to provide certain corporate documentation. We will file a new request for authorization.

The United States and other jurisdictions have expressed concerns relating to alleged security risks and violations of intellectual property rights and export controls relating to Chinese telecommunications companies such as Huawei, one of our key suppliers. The United States has announced restrictions on exports to Huawei and has taken steps towards imposing additional restrictions on the use within U.S. jurisdiction of information and communications technology from China. If these measures have an impact on Huawei’s ability to timely deliver materials, equipment, and services to us, our business could be adversely affected, but we cannot yet predict the impact, if any, of any such measures. See “Risk Factors—We rely on key suppliers to provide equipment that we need to operate our business” in the 2018 Form 20-F.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 24, 2019

AMÉRICA MÓVIL, S.A.B. DE C.V.

By:	/s/ Alejandro Cantú Jiménez
Name:	Alejandro Cantú Jiménez
Title:	General Counsel